UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2015

SUPERCOM LTD.

(Translation of Registrant’s name into English)

1, Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

The following exhibits are attached.

Exhibit Number	Description
1.1	Underwriting Agreement, dated June 18, 2015, by and between SuperCom Ltd. and Cowen and Company, LLC, as representative of the several underwriters named therein
5.1	Opinion of S. Friedman & Co. Advocates
23.1	Consent of S. Friedman & Co. Advocates (included in Exhibit 5.1)

This report on Form 6-K is incorporated by reference into the shelf registration statement on Form F-3 (File No. 333-197434) filed by the registrant with the Securities and Exchange Commission on July 15, 2014, and declared effective on July 25, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SuperCom Ltd.

Dated: June 18, 2015	By:	/s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer